Exhibit 24
CONFIRMING STATEMENT

This Confirming Statement confirms that the undersigned, Kevin Beerman, has authorized and designated Timothy T. O'Dell to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto)
that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of CF Bankshares Inc., a Delaware corporation (the
"Corporation").  The authority of Mr. O'Dell under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of the Corporation, unless earlier revoked in writing.  The undersigned acknowledges that Mr. O'Dell is not assuming any of the undersigned's responsibilities to comply with Section
16 of the Securities Exchange Act of 1934.

Date: August 11, 2020
 /s/ Kevin J. Beerman    Kevin J. Beerman